Exhibit 99.1

GOGL – Purchase Option Declaration
Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company”) announces that it has declared the purchase options for eight Capesize vessels under the long-term charter-in agreements with subsidiaries of SFL Corporation Ltd. The total purchase price is $112 million en-bloc, and the options have been declared in connection with the 10-year anniversary of the charter-in agreements. The acquisition will be financed through a new $90 million revolving credit facility subject to customary documentation and closing procedures, and cash on hand. It is expected that the acquisition will be completed during Q3 2025.

February 12, 2025
Hamilton, Bermuda

For more info please contact:
Peder Simonsen, Interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS.
Telephone +47 23 11 40 00

Forward-looking statements: This release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.